FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(   ) Check box if no longer subject to section 16. Form 4 or
Form 5 obligations may continue.  See instruction 1(b).

(   ) Form 3 Holdings Reported
( X ) Form 4 transactions Reported

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Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(1) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Chowdry Michael A.
     538 Commons Drive
     Golden  CO 80401

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year

     12/97

5.   If amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     ( x ) Director
     ( x ) 10% Owner
     ( x ) Officer (give title below)
           Chairman and Chief Executive Officer
     (   ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     ( x ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of , or
Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
     b)   Common Stock
     c)   Common Stock
     d)   Common Stock

2.   Transaction Date (Month/Day/Year)
     a)   5/29/97
     b)   11/11/97
     c)
     d)

3.   Transaction Code (Instr. 8)
     a)   G
     b)   P
     c)
     d)

4.   Securities Acquired (A) or Disposed of (D)(Instr.3,4 and 5)
          Amount         (A) or (D)          Price
     a)   200,000             D
     b)     1,000             A              28.1875
     c)
     d)

5.   Amount of Securities Beneficially Owned at End of Issuer's
      Fiscal Year (Instr. 3 and 4)
     a)
     b)   5,906,000(1)
     c)   1,170,000
     d)   5,981,001(1)

6.   Ownership Form: Direct (D) or Indirect (I) (Instr.4)
     a)
     b)   D
     c)   I
     d)   I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     a)
     b)
     c) Held by Chowdry, Inc.
     d) Held by Chowdry Limited Partnership (2)

* If the form is filed by more than one reporting, see
Instruction 4(b)(v)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr.3)
     Employee Stock Option (right to buy)

2.   Conversion or Exercise Price of Derivative Security
     $26.00

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr 8)

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) ( Instr 3, 4, and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date
     04/10/97                 04/09/02

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title               Amount or Number of Shares
     Common Stock        35,627

8.   Price of Derivative Security (Instr.5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instr. 4)
     35,627

10.  Ownership of Derivative Security: Direct(D) or Indirect(I)
     (Instr. 4)
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


**Signature of Reporting Person
/s/ M. A. Chowdry

Date:     February 13, 1998

Explanation of Responses:

See Attachment A for Notes (1) and (2).

**Intentional misstatements of omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
U.S.C.78ff(a).

Note: File three copies of this Form , one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Attachment A to Form 5 of Michael A. Chowdry
Dated February 13, 1998 with respect to Atlas Air, Inc.

Explanation of Responses

(1) Does not include 200,000 shares of Atlas Air, Inc. common stock held by the Chowdry Family Foundation, a non-profit corporation, as to which the reporting person disclaims beneficial ownership for purposes of Section 16 or for any other purpose.

(2) the reporting person disclaims beneficial ownership of all shares held by Chowdry Limited Partnership, and this report should not be deemed to be an admission that the reporting person is a beneficial owner of such shares for purposes of Section 16 or for any other purpose.